Exhibit 99.1

Draganfly Reports Record Q4 and Year End Results

Saskatoon, SK., March 24, 2026 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce its fourth quarter and fiscal 2025 financial results. Revenue for the fourth quarter was up 18.5% year over year. Total 2025 revenue increased 17.8%.

Key Financial Highlights for 2025:

●	Total revenue for the year ended December 31, 2025, was $7,731,163, an increase of 17.8% from the prior year. Product sales increased $1,501,339, from $5,368,476 in 2024 to $6,869,815 in 2025, an increase of 28.0% year over year. Services revenue decreased $331,231or 27.7% from $1,192,579 in 2024 to $861,348 in 2025.

●	Gross Profit was $1,321,336, a decrease of $76,868 or 5.5% from the prior year. As a percentage of sales, gross margin decreased from 21.3% in 2024 to 17.1% in 2025. This year’s gross profit included a one-time non-cash write-down of inventory of $259,091 while 2024’s gross profit included a non-cash downward adjustment of $627,105. Excluding these adjustments, gross profit would have been $1,580,427 compared to $2,025,309 last year. As a percentage of sales, adjusted gross margin decreased from 30.9% in 2024 to 20.4% in 2025.

●	The Company recorded a comprehensive loss including all non-cash items of $22,979,770 compared to a comprehensive loss of $14,062,534 in 2024. The comprehensive loss for the year ended December 31, 2025 included non-cash changes comprised of a loss in fair value of derivative liability from warrants of $2,648,288, a recovery of impairment of notes receivable of $69,646, and a write down of inventory of $259,091, and would otherwise have been a comprehensive loss of $20,142,037 compared to a comprehensive loss of $15,318,067 excluding non-cash items in the same period in 2024. The increase in loss is primarily due to increased office and miscellaneous, travel, and employee and management expenses.

●	The Company’s cash balance on December 31, 2025, was $90,156,821.

Key Financial and Operational Highlights for Q4 2025:

●	Fourth quarter revenue was $1,912,199 compared to $1,613,162 for Q4 2024, an increase of 18.5%, which was largely due to a year over year increase in product sales slightly offset by lower services sales.

●	Gross Profit was $85,709 for Q4 2025 compared to $215,740 for Q4 2024, representing a decrease of $130,031 year over year. Gross profit for Q4 2025 would have been $329,709 if it were not for a non-cash write down of inventory of $244,000, while Q4 2024 would have been $383,255 if it were not for a one-time non-cash write down of inventory of $167,515. Gross profit as a percentage of sales for Q4 2025 was 4.5% but on an adjusted basis was 17.2% compared to 13.4% or 23.8% on an adjusted basis for 2024.

●	The Company recorded a comprehensive loss including non-cash items for Q4 2025 of $9,371,420, compared to a comprehensive loss of $4,715,931 for the same period in 2024. The comprehensive loss for the fourth quarter of 2025 includes non-cash changes comprised of a loss in fair value derivative liability of $788,180, as well as a one-time write down of inventory of $244,000, and would otherwise be a comprehensive loss of $8,339,240 compared to a comprehensive loss of $3,602,300 excluding non-cash items in the same period in 2024. The increase in loss is primarily due to increased office and miscellaneous, travel, and employee and management expenses.

●	Announced a strategic defense partnership with Global Ordnance, a U.S. defense prime contractor, to support the deployment of advanced UAV systems across military and government applications. The partnership strengthens Draganfly’s position within U.S. defense procurement channels.

●	Participated in AUSA 2025, where it showcased its advanced, NDAA-compliant drone systems to key U.S. military and defense stakeholders. The event supports continued engagement with government buyers and defense partners.

●	Appointed Drone Nerds as an official value-added reseller for its NDAA-compliant drone portfolio, expanding its distribution network across the United States. The partnership enhances market access to enterprise and public safety customers.

●	Announced a collaboration with Palladyne AI to integrate advanced autonomy and swarming capabilities into its UAV platforms. This initiative supports the development of next-generation intelligent drone operations for defense and commercial use.

●	Strengthened its military advisory board with the appointment of veterans Victor Meyer and Keith Kimmel, bringing deep defense and operational expertise. The additions support the Company’s growth in military and government sectors.

●	Secured a second major order from a Fortune 50 telecommunications company to expand its NDAA-compliant heavy-lift drone fleet. The repeat order highlights continued demand for its solutions in critical infrastructure and enterprise applications.

●	Unveiled its Outrider Southern Border multi-mission drone during a live operation at an invite-only border security summit in Cochise County. The demonstration showcased real-world capabilities to U.S. law enforcement agencies.

●	Reported successful deployment of its Outrider drone on the southern U.S. border in collaboration with law enforcement, resulting in interest from multiple agencies. The operation demonstrated the platform’s effectiveness in real-world security scenarios.

●	Secured a strategic international military order for its Commander 3XL drone systems, reinforcing global demand for its defense-grade UAV technology. The order marks continued expansion into international defense markets.

●	Announced it is exploring a strategic defense and security collaboration with Babcock and other partners to expand into the Asia-Pacific region. The initiative aims to support critical infrastructure and defense applications in key international markets.

●	Notable Subsequent Event: Secured a contract with U.S. Air Force Special Operations Command units, in partnership with DelMar Aerospace, to deliver its Flex FPV drone platform along with specialized training, reinforcing Draganfly’s position in defense-focused UAV solutions.

Draganfly will hold a shareholder update call on March 24, 2026, at 2:30 p.m. PDT / 5:30 p.m. EDT. Registration for the call can be done here.

Selected financial information is outlined below and should be read with Draganfly’s consolidated financial statements for the quarter ended December 31, 2025 and associated management discussion and analysis, which will be available under the Company’s profile on SEDAR+ at www.sedarplus.ca and filed on EDGAR.

For the year ended December 31,	2025	2024
Total revenues	$7,731,163	$6,561,055
Gross Profit (as a % of revenues) (1)	17.1%	21.3%
Net (loss) income	(22,981,079)	(13,877,473)
Net (loss) income per share ($)
- Basic	(1.46)	(4.40)
- Diluted	(1.46)	(4.40)
Comprehensive (loss) income	(22,979,770)	(14,062,534)
Comprehensive (loss) income per share ($)
- Basic	(1.46)	(4.45)
- Diluted	(1.46)	(4.45)
Change in cash and cash equivalents	$83,904,412	$3,158,797

(1)	Gross Profit (as a % of revenues) would have been 20.4% (2024 – 30.9%) not including a non-cash write down of inventory for $259,091 (2024 - $627,105).

As at	December 31, 2025	December 31, 2024
Total assets	$101,387,873	$10,200,088
Working capital	95,242,327	3,846,283
Total non-current liabilities	174,763	342,013
Shareholders’ equity	$96,596,795	$4,621,783

Number of shares outstanding	29,344,775	5,427,795

Shareholders’ equity and working capital as at December 31, 2025 includes a fair value of derivative liability of $492,470 (2024 – $2,198,121) and would otherwise have been $97,089,265 (2024 - $6,819,904) and $95,734,797 (2024 - $6,044,404) respectively.

	2025 Q4	2025 Q3	2024 Q4
Revenue	$1,912,199	$2,155,993	$1,613,162
Cost of goods sold(2)	$(1,826,490)	$(1,735,046)	$(1,397,422)
Gross profit(3)	$85,709	$420,947	$215,740
Gross margin – percentage	4.5%	19.5%	13.4%
Operating expenses	$(7,880,178)	$(5,346,776)	$(4,085,766)
Operating income (loss)	$(7,794,469)	$(4,925,829)	$(3,870,026)
Operating loss per share – basic	$(0.27)	$(0.24)	$(0.91)
Operating loss per share – diluted	$(0.27)	$(0.24)	$(0.91)
Other income (expense)	$(1,829,827)	$(243,968)	$(851,896)
Change in fair value of derivative liability (1)	$(788,180)	$(1,837,618)	$(946,116)
Other comprehensive income (loss)	$252,876	$(255,207)	$5,991
Comprehensive income (loss)	$(9,371,420)	$(5,425,004)	$(4,715,931)
Comprehensive income (loss) per share – basic	$(0.33)	$(0.26)	$(1.11)
Comprehensive income (loss) per share – diluted	$(0.33)	$(0.26)	$(1.11)

(1)	Included in other income (expense).
(2)	Cost of goods sold includes non-cash inventory write downs of $43,3367 in Q3 2025 and $244,000 in Q4 2025 and would have been $1,691,709 in Q3, and $1,582,490 in Q4 2025 before these write downs.
(3)	Gross profit would have been $464,284 in Q3 2025 and $329,709 in Q4 2025 without these write downs.
(4)	Cost of goods sold includes non-cash inventory write downs of $167,515 in Q4 2024 and would have been $1,229,907 in Q4 2024 before these write downs.
(5)	Gross profit would have been $383,255 in Q4 2024 without the write downs in number 4 above.

(All dollar amounts are in Canadian dollars unless otherwise indicated)

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, civil, military, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit

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Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907
info@draganfly.com

Media Contact

media@draganfly.com

Note Regarding Non-GAAP Measures

In this press release, we describe certain income and expense items that are unusual or non-recurring. There are terms not defined by International Financial Reporting Standards (IFRS). Our usage of these terms may vary from the usage adopted by other companies. Specifically, gross profit and gross margin are undefined terms by IFRS that may be referenced herein. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results.

Throughout this release, reference is made to “gross profit,” and “gross margin,” which are non-IFRS measures. Management believes that gross profit, defined as revenue less operating expenses, is a useful supplemental measure of operations. Gross profit helps provide an understanding on the level of costs needed to create revenue. Gross margin illustrates the gross profit as a percentage of revenue. Readers are cautioned that these non-IFRS measures may not be comparable to similar measures used by other companies. Readers are also cautioned not to view these non-IFRS financial measures as an alternative to financial measures calculated in accordance with International Financial Reporting Standards (“IFRS”). For more information with respect to financial measures which have not been defined by GAAP, including reconciliations to the closest comparable GAAP measure, see the “Non-GAAP Measures and Additional GAAP Measures” section of the Company’s most recent MD&A which is available on SEDAR+.

Forward-Looking Statements

This release contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements include, but may not be limited to statements regarding; the shareholder update call and timing thereof. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here-in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; uncertainty regarding the Nasdaq hearing process, regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR+ website at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on the EDGAR website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.